SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 13, 2017, Cnova N.V. (“Cnova” or the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) at 14:00 CET at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, The Netherlands. As discussed further in the notice and the explanatory notes to the agenda relating to the EGM, which were previously furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a report of foreign private issuer on Form 6-K on December 2, 2016, the EGM was called for the following purposes: (i) to provide information to  the Company’s shareholders about the French Tender Offer and U.S. Tender Offer (as defined below) by controlling shareholder Casino, Guichard-Perrachon S.A. (“Casino”) for all issued and outstanding ordinary shares in the capital of the Company, which the Company’s board of directors has concluded are in the best interest of the Company’s shareholders; and (ii) to submit to a shareholder vote the appointment of Christophe José Hildago as Non-Executive Director.

On January 16, 2017, Cnova announced the voting results of the EGM on Cnova’s website at http://www.cnova.com/en/investor-relations/shareholder-meeting/.

The information contained in this report of foreign private issuer on Form 6-K is incorporated by reference into Cnova’s registration statement on Form S-8 (File No. 333-208111). Any information contained on, or that can be accessed through, the Company’s website does not constitute a part of this report of foreign private issuer on Form 6-K and is not incorporated by reference herein.

VOTING RESULTS — JANUARY 13, 2017 CNOVA N.V. EGM

Shareholders as of the close of business on December 16, 2016, the record date for the EGM, were entitled to vote at the EGM. The issued share capital of Cnova N.V. at the record date amounted to: 344,507,048 ordinary shares par value € 0.05 per share, 96,790,798 special distribution shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share (853,412,798 in aggregate), of which 97,174,855 special voting shares and 96,790,798 special distribution shares were held by Cnova N.V. in treasury. Each issued and outstanding share entitles the holder thereof to one (1) vote. Taking into account the 97,174,855 special voting shares and the 96,790,798 special distribution shares held by Cnova N.V. in its own share capital at the record date, 659,447,145 votes could have been cast. 311,378,037 ordinary shares par value € 0.05 per share and 308,937,116 special voting shares par value € 0.05 per share were present in person or represented by proxy at the EGM. The one item voted on at the EGM was approved by an absolute majority of the votes cast, as required under the Company’s articles of association and Dutch law as follows:

Agenda item (voting items)	Number of (i) shares for which valid votes were cast and (ii) valid votes cast	Percentage of issued capital at registration date	Number of votes cast for	Number of votes cast against	Number of abstentions
3. Appointment of Christophe José Hidalgo as Non-Executive Director	620,315,153	72,69%	620,307,508	1,350	6,295

FORWARD-LOOKING STATEMENTS

The exhibit attached to this report may contain forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the terms and conditions of the offers by Cnova’s controlling shareholder Casino for the outstanding ordinary shares of Cnova.  The forward-looking statements contained in this report and the exhibit hereto are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others:  the effect of the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”) on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this report and the exhibit hereto speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

THIS COMMUNICATION AND THE EXHIBIT ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES.  INVESTORS ARE ADVISED TO READ CASINO’S TENDER OFFER STATEMENT, FILED WITH THE SEC ON DECEMBER 27, 2016, AND ANY AMENDMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

On December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Tender Offer”) to purchase all outstanding Cnova ordinary shares par value €0.05 per share (“Cnova Ordinary Shares”) from holders of Cnova Ordinary Shares not resident in the United States of America who are permitted to participate in the French Tender Offer pursuant to local laws and regulations applicable to such holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”) including the response of the Cnova board of directors to the French Offer Document. On December 27, 2016, Casino filed with the SEC a tender offer statement on Schedule TO-T and Cnova filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, both with respect to Casino’s offer to purchase all outstanding Cnova Ordinary Shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) (the “U.S. Tender Offer”). Cnova formally commenced the French Tender Offer and the U.S. Tender Offer on December 27, 2016.

Casino and Cnova have mailed the above-mentioned documents to the shareholders of Cnova.  Casino’s tender offer documents (including the offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, the tender offer materials and other documents that Casino may file with the SEC and the French Autorité des Marchés Financiers (the “AMF”) will be made available to all shareholders of Cnova free of charge at www.groupe-casino.fr.  Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website at  www.sec.gov and on the AMF’s website at www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: January 17, 2017	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel